Exhibit 99.5

NICE Launches CXone@home to Enable Immediate Contact Center Transition to
Work-From-Home in Response to COVID-19

Activate in 48 Hours, Unlimited Scale, At No Charge

Hoboken, N.J., March 16, 2020 – NICE (Nasdaq: NICE) today announced CXone@home, a limited time offering to support organizations in their challenging time, as they respond to COVID-19. CXone@home cloud native offering is designed to enable contact centers to transition their workforce to work-from-home in 48 hours or less. CXone@home is also available to organizations with on-premises infrastructure that still do not use CXone and enables expediting their response to COVID-19. CXone@home is offered to them with no commitment, no contract and free for 45 days. Powered by the state-of-the-art CXone cloud platform, CXone@home key functionality includes ACD/IVR and Audio Recording with no maximum seat limits, 99.99% availability and E-learning for agent onboarding.

The contact center industry is facing its biggest challenge ever, transitioning more than 15 million office-based employees to work-from-home, as it’s required to balance safety with maintaining critical service to hundreds of millions of citizens. Organizations who already adopted CXone were capable of making this transition in a matter of hours in the last 2 weeks. With CXone@home, every contact center that uses legacy on-premises technology can now complete the mission of work-from-home in 48 hours and at no cost.

“During this time of uncertainty related to COVID-19, it is especially hard on contact centers that are at the heart of organizations,” said Barak Eilam, CEO NICE, “As we speak, our customers are racing to transition employees to work from home to maintain business continuity and handle spikes in interaction volume. NICE is taking this important step with CXone@home to do our part, removing barriers and giving organizations the tools they need, as they rapidly respond to a changing world.”

Businesses and government agencies can learn more about CXone@home here.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Barak Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.